Exhibit 99.1

China New Borun Announces First Quarter 2014 Unaudited Financial Results

Revenue Increased 38.8% Year-Over-Year

Gross Margin Improved by 401 Basis Points Year-Over-Year

Net Income Increased 208.3% Year-Over-Year

Beijing, China, May 22, 2014 – China New Borun Corporation (NYSE: BORN; “Borun” or the “Company”), a leading producer and distributor of corn-based edible alcohol in China, today announced its unaudited financial results for the first quarter ended March 31, 2014.

Mr. Jinmiao Wang, Chairman and Chief Executive Officer of Borun, commented on the results, “I am delighted that we executed on our plans and delivered very strong first quarter financial results. Driven by greater sales volume and a firm average selling price of our products, revenue grew 39% year-over-year, and gross margin expanded more than 400 basis points to a 24-month high of 14.5%.”

First Quarter 2014 Quick View

•	Total revenue increased 38.8% to RMB625.7 million ($101.7 million1) from RMB450.7 million in the first quarter of 2013.

•	Gross profit increased 92.1% to RMB90.5 million ($14.7 million) from RMB47.1 million in the first quarter of 2013.

•	Net income increased 208.3% to RMB39.3 million ($6.4 million) from RMB12.8 million in the first quarter of 2013.

•	Basic and diluted earnings per American Depositary Share ("ADS") were RMB1.53 ($0.25) for the quarter ended March 31, 2014. Each ADS represents one of the Company's ordinary shares.

Mr. Wang continued, “More encouragingly, demand for edible alcohol from baijiu producers remains solid, and we anticipate to further benefit from the industry’s recovering trend for the remainder of 2014. At the same time, our strong sourcing capability enables us to keep corn cost relatively stable, and as such, we are very confident to grow full-year 2014 profits.”

1 This press release contains translations of certain Renminbi amounts into US dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to US dollars for the period ended March 31, 2014 were made at a rate of RMB6.1521 to USD1.00, the rate published by the People’s Bank of China on March 31, 2014. China New Borun Corporation makes no representation that the Renminbi or US dollar amounts referred to in this press release could have been or could be converted into US dollars or Renminbi, at any particular rate or at all.

First Quarter 2014 Financial Performance

For the first quarter of 2014, total revenue increased by 38.8% year-over-year to RMB625.7 million ($101.7 million) from RMB450.7 million in the same period of 2013. The increase in total revenue was mainly attributable to higher sales volumes for all of our products.

Revenue breakdown by product line is as follows:

•	Revenue from edible alcohol increased by 27.4% to RMB399.4 million ($64.9 million) in the first quarter of 2014, compared to RMB313.5 million in the first quarter of 2013. The sales volume of edible alcohol in the first quarter of 2014 increased by 27.5% year-over-year to 75,838 tons, primarily due to higher demand from baijiu industry during the quarter. The average selling price was RMB5,267 per ton, unchanged from the same period of last year.

•	Revenue from DDGS feed increased by 58.4% to RMB153.4 million ($24.9 million) in the first quarter of 2014, compared to RMB96.8 million in the first quarter of 2013. The sales volume of DDGS feed in the first quarter of 2014 increased by 42.3% year-over-year to 69,079 tons, and the average selling price increased by 11.3% year-over-year to RMB2,221 per ton.

•	Revenue from liquid carbon dioxide increased by 42.9% to RMB11.6 million ($1.9 million) in the first quarter of 2014, compared to RMB8.2 million in the first quarter of 2013. The sales volume of liquid carbon dioxide in the first quarter of 2014 increased by 69.4% year-over-year to 31,333 tons, while the average selling price decreased by 15.7% year-over-year to RMB372 per ton.

•	Revenue from crude corn oil increased by 40.6% to RMB45.4 million ($7.4 million) in the first quarter of 2014, compared to RMB32.2 million in the first quarter of 2013. The sales volume of crude corn oil in the first quarter of 2014 increased by 43.2% year-over-year to 6,034 tons, while the average selling price decreased by 1.8% year-over-year to RMB7,517 per ton.

•	We began generating revenue from our newly-completed chlorinated polyethylene (“CPE”) and foam insulation plants since the fourth quarter in 2013. Revenue from CPE was RMB14.9 million ($2.4 million) in the first quarter of 2014, and the sales volume was 1,698 tons at average selling price of RMB8,749 per ton. Revenue from foam insulation was RMB1.0 million ($0.2 million) in the first quarter of 2014, and the sales volume was 938 cubic meters at average selling price of RMB1,099 per cubic meter.

During the first quarter of 2014, gross profit increased by 92.1% to RMB90.5 million ($14.7 million) from RMB47.1 million in the same period of 2013. Gross margin for the first quarter of 2014 increased to 14.5%, from 10.4% in the same period of 2013, which was primarily attributable to the recovered market demand, as well as the Company’s continued efforts in optimizing its sourcing capability to stabilize the corn cost.

Income from operations increased by 117.4% to RMB78.8 million ($12.8 million) in the first quarter of 2014, from RMB36.2 million in the same period of 2013, primarily driven by higher gross profit earned.

Selling expenses increased by RMB0.1 million, or 15.8% to RMB1.2 million ($0.2 million) in the first quarter of 2014, from RMB1.1 million in the same period of 2013. Selling expenses for the first quarter 2014 accounted for 0.19% of total revenue, compared to 0.23% for the first quarter 2013.

General and administrative expenses increased by RMB0.7 million, or 7.0% to RMB10.5 million ($1.7 million) in the first quarter of 2014, from RMB9.8 million in the same period of 2013. General and administrative expenses for the first quarter 2014 accounted for 1.7% of total revenue, compared to 2.2% for the first quarter 2013.

Interest expense increased by RMB6.1 million or 30.9% to RMB26.0 million ($4.2 million) in the first quarter of 2014, from RMB19.9 million in the same period of 2013, mainly due to the interest expense arisen from the second tranche of Borun Bond issued at the April of 2013.

Income tax expenses in the first quarter of 2014 were RMB13.1 million ($2.1 million), representing an effective tax rate of 25%.

Net income increased by 208.3% to RMB39.3 million ($6.4 million) in the first quarter of 2014, compared to RMB12.8 million in the same quarter of 2013. In the first quarter of 2014, basic and diluted earnings per ordinary share and per ADS were RMB1.53 ($0.25), and the Company had 25.7 million weighted average basic and diluted shares outstanding.

As of March 31, 2014, cash and bank deposits of RMB424.4 million ($69.0 million) decreased by RMB96.9 million, compared with RMB521.3 million as of December 31, 2013. Cash flows used in operating activities for the first quarter of 2014 were RMB332.0 million ($54.0 million), which was mainly due to that the Company completed the pre-stored of corn during this quarter. These corns could satisfy the Company’s production needs during the non-harvest season in 2014. As of March 31, 2014, inventory balance of RMB937.4 million ($152.4 million) increased by RMB584.2 million, compared with RMB353.2 million as of December 31, 2013.

Financial Outlook

The Company estimates that its revenue for the second quarter of 2014 will be in the range of RMB640 million ($104.0 million) to RMB670 million ($108.9 million), an increase of approximately 1.8% to 6.6% over the same quarter of 2013.

This guidance is based on the current market conditions and reflects the Company’s current and preliminary estimates of market and operating conditions and customer demand, which are all subject to change.

Conference Call

Borun’s management will hold a corresponding earnings conference call and live webcast at 8:00 a.m. E.T. on Friday, May 23, 2014 (8:00 p.m. Beijing time on Friday, May 23, 2014) to discuss the results and highlights from the first quarter of 2014 and answer questions from investors. A webcast of the call will be available at http://ir.chinanewborun.com. Listeners may access the call by dialing:

United States Toll Free:	1-866-519-4004
US Toll/International:	1-845-675-0437
Hong Kong Toll Free:	800-930-346
Hong Kong Toll:	852-2475-0994
China Toll Free:	800-819-0121
China Toll Free (Mobile):	400-620-8038
Conference ID:	36719769

A replay of the webcast will be accessible through May 30, 2014 on http://ir.chinanewborun.com or by dialing:

United States toll free:	1-855-452-5696
International:	61-2-8199-0299
Passcode	36719769

About China New Borun Corporation

China New Borun Corporation (NYSE: BORN) is a leading producer and distributor of corn-based edible alcohol sold as an ingredient to producers of baijiu, a popular grain-based alcoholic beverage in China. The Company also produces DDGS Feed, liquid carbon dioxide and crude corn oil as by-products of edible alcohol production, and CPE and foam insulation that are widely used in chemical industries. China New Borun is based in Shouguang, Shandong Province. Additional information about the company can be found at http://www.chinanewborun.com and in documents filed with the U.S. Securities and Exchange Commission, which are available on the SEC's website at www.sec.gov.

Forward-looking Statements

All statements included in this press release, other than statements or characterizations of historical fact, are forward-looking statements. These forward-looking statements are based on our current expectations, estimates and projections about our industry, management's beliefs, and certain assumptions made by us, all of which are subject to change. Forward-looking statements can often be identified by words such as "anticipates," "expects," "intends," "plans," "predicts," "believes," "seeks," "estimates," "may," "will," "should," "would," "could," "potential," "continue," "ongoing," similar expressions, and variations or negatives of these words. These forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause our actual results to differ materially and adversely from those expressed in any forward-looking statement.

Contact Information

Asia Bridge Capital Limited
Wendy Sun
Phone:	+86-10-8556-9033 (China)
+1-888-870-0798 (U.S.)
Email:	wendy.sun@asiabridgegroup.com

CHINA NEW BORUN CORPORATION

UNAUDITED CONSOLIDATED BALANCE SHEETS

	December 31, 2013	March 31, 2014
	RMB	RMB	US$
Assets
Current Assets
Cash	521,270,799	424,397,568	68,984,179
Restricted cash	42,040,667	52,040,667	8,459,009
Trade accounts receivable, net of allowance for doubtful accounts of nil and nil, as of December 31, 2013 and March 31, 2014, respectively	358,463,468	350,859,654	57,030,876
Available-for-sale securities	16,783,869	—	—
Inventories	353,206,120	937,441,197	152,377,432
Advance to suppliers	276,245,034	353,655	57,485
Other receivables	58,510,165	131,301,327	21,342,521
Prepaid expenses	3,773,980	2,529,490	411,159
Deferred income tax assets	248,712	—	—
Total current assets	1,630,542,814	1,898,923,558	308,662,661
Property, plant and equipment, net	1,143,722,628	1,136,661,644	184,759,943
Land use right, net	138,944,251	138,236,203	22,469,759
Intangible assets, net	9,648,771	8,692,210	1,412,885
Long-term deferred expenses	10,697,712	9,413,987	1,530,207
Total assets	2,933,556,176	3,191,927,602	518,835,455

Liabilities and shareholders’ equity
Current Liabilities
Trade accounts payable	29,272,232	15,679,235	2,548,599
Accrued expenses and other payables	106,574,084	89,403,445	14,532,183
Income taxes payable	9,119,258	12,398,818	2,015,380
Short-term borrowings	620,200,000	872,000,000	141,740,219
Current portion of long-term borrowings	24,000,000	24,000,000	3,901,107
Total current liabilities	789,165,574	1,013,481,498	164,737,488
Long-term borrowings	48,000,000	42,000,000	6,826,937
Bonds Payable	500,000,000	500,000,000	81,273,061
Total liabilities	1,337,165,574	1,555,481,498	252,837,486

Shareholders’ equity
Ordinary share – (December 31, 2013 and March 31, 2014: par value of RMB0.0068259, 25,725,000 shares issued and outstanding)	175,596	175,596	25,725
Additional paid-in capital	468,132,187	468,132,187	76,093,072
Retained earnings – appropriated	126,356,029	126,356,029	20,538,683
Retained earnings – unappropriated	1,002,921,340	1,042,237,937	169,411,735
Accumulated other comprehensive loss	(1,194,550)	(455,645)	(71,246)
Total shareholders’ equity	1,596,390,602	1,636,446,104	265,997,969
Total liabilities and shareholders’ equity	2,933,556,176	3,191,927,602	518,835,455

CHINA NEW BORUN CORPORATION

UNAUDITED CONSOLIDATED STATEMENTS OF INCOME

	For the three-month period ended,
	March 31, 2013 2012	December 31, 2013	March 31, 2014
	(RMB)	(RMB)	(RMB)	(US$)

Revenues	450,692,059	657,782,689	625,731,081	101,710,161
Cost of goods sold	403,601,450	579,206,629	535,247,941	87,002,477
Gross profit	47,090,609	78,576,060	90,483,140	14,707,684
Operating expenses:
Selling	1,049,336	1,387,878	1,214,951	197,486
General and administrative	9,808,797	11,625,578	10,490,866	1,705,250
Total operating expenses	10,858,133	13,013,456	11,705,817	1,902,736
Income from operations	36,232,476	65,562,604	78,777,323	12,804,948
Other (income) expenses:
Interest income	(626,090)	(937,588)	(525,335)	(85,392)
Interest expense	19,879,666	25,226,848	26,024,958	4,230,256
Others, net	(25,944)	659,948	855,570	139,070
Total other expense, net	19,227,632	24,949,208	26,355,193	4,283,934
Income before income taxes	17,004,844	40,613,396	52,422,130	8,521,014
Income tax expenses	4,251,211	10,156,353	13,105,533	2,130,254
Net income	12,753,633	30,457,043	39,316,597	6,390,760

Earnings per share:
Basic and diluted	0.50	1.18	1.53	0.25
Weighted average ordinary shares outstanding:
Basic and diluted	25,725,000	25,725,000	25,275,000 25,725,000	25,725,000